SAMSON OIL & GAS REPORTS INTERIM FLOWBACK RATE GENE 1-22H

Denver 1700 hours April 12th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides operational advice on the Gene 1-22H frac and initial flowback.

Gene #1-22H (30.6% working interest)

Fracture stimulation operations at the Gene #1-22H well located in Williams County, North Dakota have been successfully completed.  The operation placed 2,000,000 pounds of propannt in the middle Bakken formation reservoir, using 92,000 barrels of frac fluid. The final stage was pumped on Sunday April 11th and the flow back operation is currently underway.

The oil rate at 1600 hours CST was 960 BOPD, along with a gas rate of 1,075 MSCFD, which is a combined rate of 1,139 BOEPD. The flow back is in the early stage of the recovery of the frac fluid and at the report time the oil cut was 40%.  As the oil cut is expected to reach 70%, this rate should be considered preliminary.  Further advice will be made available in 24 hours time.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.83 per ADS on April 12th 2010 the company has a market capitalization of approximately US$ 53.7 million.  Correspondingly, based on the ASX closing price of A$0.04 on April 12th, 2010, the company has a market capitalization of A$51.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.